UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MicroFinancial Incorporated

(Name of Subject Company)

MicroFinancial Incorporated

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

595072109

(CUSIP Number of Class of Securities)

Richard F. Latour

President and Chief Executive Officer

MicroFinancial Incorporated

16 New England Executive Park

Burlington, Massachusetts 01803

(781) 994-4800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Matthew C. Dallett, Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, Massachusetts

Boston, Massachusetts 02199-7613

(617) 239-0100

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following communications relating to the proposed acquisition of MicroFinancial Incorporated, a Massachusetts corporation (“MicroFinancial” or the “Company”) by MF Parent LP, a Delaware limited partnership (“Parent”) and MF Merger Sub Corp., a Massachusetts corporation and a wholly-owned subsidiary of Parent (“Purchaser”) pursuant to the terms of an Agreement and Plan of Merger, dated December 13, 2014, by and among MicroFinancial, Parent and Purchaser:

(i) Press Release of MicroFinancial dated December 15, 2014

(ii) Email Sent to Employees of MicroFinancial on December 15, 2014

(iii) Letter Sent to Vendors and Brokers of MicroFinancial on December 15, 2014

(i)                                     On December 15, 2014, the Company issued the following press release:

For Immediate Release

MICROFINANCIAL INCORPORATED ENTERS INTO AGREEMENT TO BE ACQUIRED BY FUNDS MANAGED BY FORTRESS INVESTMENT GROUP

Burlington, MA, December 15, 2014—MicroFinancial Incorporated (NASDAQ: MFI) (“MicroFinancial” or the “Company”) has entered into a definitive agreement with MF Parent LP (“Parent”) and MF Merger Sub Corp. (“Purchaser”), each an affiliate of funds managed by affiliates of Fortress Investment Group LLC (NYSE: FIG), whereby Parent will acquire all of the outstanding shares of the Company for $10.20 per share in cash pursuant to an Agreement and Plan of Merger dated December 13, 2014 (the “Merger Agreement”).

Under the terms of the Merger Agreement, Purchaser will commence a tender offer for all shares of outstanding common stock of the Company for $10.20 per share in cash (the “Tender Offer”). The Tender Offer will expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. The Company presently intends, subject to approval of the Company’s Board of Directors at the time, to declare a single quarterly cash dividend on its common stock in an amount expected to be $0.08 per share with a record date that is no later than January 12, 2015 and a payment date that is on or prior to the time of acceptance of shares of the Company’s common stock in the Tender Offer. Following the completion of the Tender Offer, the parties will complete a second-step merger in which any remaining shares of the Company’s common stock will be converted into the right to receive the same price per share paid in the Tender Offer (the “Merger”).

The announcement follows a comprehensive review undertaken by the Company’s Board of Directors to maximize shareholder value. The Company’s Board of Directors unanimously approved the Merger Agreement and unanimously recommends that the Company’s shareholders tender their shares in the Tender Offer.

Richard F. Latour, the Chief Executive Officer of MicroFinancial, said “We believe that the share price of $10.20 per share represents a compelling value for our shareholders. This price represents a significant premium over the current trading price and our book value.”

The closing of the Tender Offer is subject to certain conditions, including the tender of a number of MicroFinancial shares that, together with other shares owned or to be acquired by Purchaser, represent at least two thirds of the total number of MicroFinancial’s outstanding shares on a fully diluted basis, and other customary conditions. There is no financing condition to the obligations to consummate the transaction.

The Company

MicroFinancial Incorporated (NASDAQ: MFI), is a financial intermediary specializing in microticket leasing and financing and has been operating since 1986.  It is headquartered in Burlington, Massachusetts.

Financial Advisors

Berenson & Company acted as exclusive financial advisor to MicroFinancial in connection with this transaction and provided a fairness opinion to the Board of Directors of MicroFinancial.

Important Information for Investors and Security Holders

The Tender Offer referred to in this press release has not yet commenced. No statement in this press release is an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of the Company’s will be made only pursuant to an offer to purchase and related materials that Purchaser intends to file with the Securities and Exchange Commission (the “SEC”). When the Tender Offer is commenced, Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Company shareholders. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at http://www.sec.gov. Additional copies may be obtained for free by contacting MicroFinancial Incorporated at 16 New England Executive Park, Suite 200, Burlington, MA 01803, Attention: Richard Latour, (781) 994-4800.

The Company also files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements with respect to certain plans and objectives of the Company with respect to the proposed Tender Offer, the Merger and related transactions, including the timing of the completion of the Merger with Purchaser. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Company and the related Tender Offer and Merger may not be consummated, or may not be consummated in a timely manner, and those additional factors discussed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, and subsequent quarterly and current reports on Form 10-Q and 8-K, which are available at the website maintained by the SEC at http://www.sec.gov.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. The Company assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise).

Media/Investor Contact

Richard F Latour

President & CEO

(781) 994-4800

(ii)                                  On December 15, 2014, Richard F. Latour, President and Chief Executive Officer of MicroFinancial, sent the following email to all employees:

To All Employees:

I am pleased to share some exciting news about our Company.

This morning, we announced that MicroFinancial Incorporated, TimePayment Corp.’s parent company, has entered into an agreement to be acquired by an affiliate of Fortress Investment Group LLC, a leading global investment firm.  Through this transaction, MicroFinancial will become a private company. Following the transaction, we will continue to operate as a standalone company.

We are very excited about this transaction and look forward to continuing to develop TimePayment as a premier leasing company. We believe that this agreement will make us a stronger company going forward.

You should be aware that we will be notifying all of our Vendors and Brokers of the transaction and we have reassured them that it will be business as usual and there will be no changes in how they have been conducting business with us.

If any of you have any questions please feel free to give me a call.

Richard

Additional Information and Where to Find It

The Tender Offer for the outstanding Shares described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of MFI pursuant to the Offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the SEC by Purchaser. In addition, MFI will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D—9 with respect to the Offer. MFI shareholders are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to the Offer because they contain important information, including the terms and conditions of the offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that MFI files with the SEC at the SEC’s website at www.sec.gov, or free of charge from MFI at www.microfinancial.com or directing a request to MicroFinancial Incorporated, c/o Investor Relations, 16 New England Executive Park, Suite 200, Burlington, Massachusetts 01803.

Forward-Looking Statements

Some of the statements in this communication contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding future events and the future results of the Company that are based on current expectations, estimates, forecasts and projections about the Company and the beliefs and assumptions of the management of the Company. Words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “projects”, “may”, “will”, “should” and other similar expressions are intended to identify such forward-looking statements. These forward-looking statements are predictions of future events or trends and are not statements of historical matters. These statements are based on current expectations and beliefs of the Company and involve a number of risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. No assurance can be given as to the timing or amount of any future dividend payment. Among others, the following risks and uncertainties could cause actual results to differ from those set forth in the forward-looking statements: (i) that the Offer or the Merger may not be consummated in a timely manner, if at all; (ii) uncertainty as to the number of shareholders who will tender their Shares in the Offer; (iii) failure to obtain applicable regulatory approvals, or that a governmental entity may prohibit, delay or enjoin the Merger; (iv) that the Merger Agreement may be terminated in circumstances that would cause the Company to pay Parent a termination fee, (v) that the business of the Company may suffer as a result of the proposed Merger and the Merger Agreement is terminated; (vi) failure to satisfy conditions to the acceptance of Shares for payment in the Offer or the consummation of the Merger; and (vii) general economic and business conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or in the case of the statements incorporated by reference. Additional risk factors that may affect future results are contained in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2014 and in the Company’s other filings with the SEC. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

(iii)                               On December 15, 2014, the Company sent the following letter by email to certain of its vendors and brokers:

December 15, 2014

Valued Partners,

I am pleased to share some exciting news about our Company.

This morning, we announced that MicroFinancial Incorporated, TimePayment Corp.’s parent company, has entered into an agreement to be acquired by an affiliate of Fortress Investment Group LLC, a leading global investment firm.  Through this transaction, MicroFinancial will become a private company.

Since we value our business relationship with you, we wanted to inform you of the transaction as soon as possible and reassure you that there will be no interruption in the relationship you have had with TimePayment.  It will be business as usual and there will be no changes in how you have been conducting business with us.  All of the employees you have gotten accustomed to dealing with over the years will all be continuing on with the company. Following the transaction, we will continue to operate as a stand-alone company.

We are very excited about this transaction and look forward to continuing to develop our relationship with you. We believe that this agreement will make us a stronger company going forward.

Thank you for your continued commitment to TimePayment.

With best regards,

Richard F. Latour

President & Chief Executive Officer

Additional Information and Where to Find It

The tender offer for the outstanding common stock of MicroFinancial has not yet commenced.  This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of MicroFinancial.  The solicitation and offer to buy common stock of MicroFinancial will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, MF Parent LP and MF Merger Sub Corp. will file a tender offer statement on Schedule TO with the SEC and MicroFinancial will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that MicroFinancial files with the SEC at the SEC’s website at www.sec.gov, or free of charge from MicroFinancial at www.microfinancial.com or by directing a request to MicroFinancial at 16 New England Executive Park, Suite 200, Burlington, Massachusetts  01803.

Forward-Looking Statements

Some of the statements in this letter contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding future events and the future results of the Company that are based on current expectations, estimates, forecasts and projections about the Company and the beliefs and assumptions of the management of the Company. Words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “projects”, “may”, “will”, “should” and other similar expressions are intended to identify such forward-looking statements. These forward-looking statements are predictions of future events or trends and are not statements of historical matters. These statements are based on current expectations and beliefs of the Company and involve a number of risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. No assurance can be given as to the timing or amount of any future dividend payment. Among others, the following risks and uncertainties could cause actual results to differ from those set forth in the forward-looking statements: (i) that the Offer or the Merger may not be consummated in a timely manner, if at all; (ii) uncertainty as to the number of shareholders who will tender their Shares in the Offer; (iii) failure to obtain applicable regulatory approvals, or that a governmental entity may prohibit, delay or enjoin the Merger; (iv) that the Merger Agreement may be terminated in circumstances that would cause the Company to pay Parent a termination fee, (v) that the business of the Company may suffer as a result of the proposed Merger and the Merger Agreement is terminated; (vi) failure to satisfy conditions to the acceptance of Shares for payment in the Offer or the consummation of the Merger; and (vii) general economic and business conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or in the case of the statements incorporated by reference. Additional risk factors that may affect future results are contained in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2014 and in the Company’s other filings with the SEC. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.